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                              July 20, 2023

       Zeng Xi
       Chief Executive Officer
       Fangdd Network Group Ltd.
       Room 602, Unit B4, Kexing Science Park
       15 Keyuan Road, Technology Park
       Nanshan District, Shenzhen, 518057
       People   s Republic of China

                                                        Re: Fangdd Network
Group Ltd.
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed April 19,
2023
                                                            File No. 001-39109

       Dear Zeng Xi:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 144

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders, in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
 Zeng Xi
FirstName  LastNameZeng Xi
Fangdd Network  Group Ltd.
Comapany
July       NameFangdd Network Group Ltd.
     20, 2023
July 20,
Page  2 2023 Page 2
FirstName LastName
2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.       We note that your disclosures pursuant to Item 16I(b) use terms such
as    us,       our,    or
            our company.    It is unclear from the context of these disclosures
whether these terms are
         meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to Fangdd Network Group Ltd. Please note that
         Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item
         16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at
(202) 551-3737
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Disclosure Review
Program
cc:      Will Cai